David C. Buck
713.220.4301 Phone
dbuck@akllp.com
[Andrews Kurth LLP Letterhead]
January 12, 2007
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Duncan Energy Partners L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed December 15, 2006 File No. 333-138371
Dear Mr. Owings:
     On behalf of Duncan Energy Partners L.P. (the “Registrant”), we are filing Amendment No. 2 to the above referenced registration statement (the “Registration Statement”).
     In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 8, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
     Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Amendment No. 1 to Form S-1
Summary, page 1
Comment 1
We reissue comment 3 in our letter dated December 1, 2006. Please remove the Business Strategy and Competitive Strengths sections. Please further revise to reduce the length of the summary.
     Response:
We acknowledge the Staff’s comment and have removed the Business Strategy and Competitive Strengths sections from the Summary section of the Registration Statement. Please see page 2.
Comment 2
Please refer to comment 5 in our letter dated December 1, 2006. We note the materials you have provided to support the promotional terms and phrases. We continue to believe the following statement is not adequately supported by the materials and should be deleted accordingly:
•	Enterprise Products Partners...is an industry leader in the development of pipeline and other midstream infrastructure in the continental United States and Gulf of Mexico — page 2;
     Response:
We acknowledge the Staff’s comment and have deleted the statement “Enterprise Products Partners...is an industry leader in the development of pipeline and other midstream infrastructure in the continental United States and Gulf of Mexico”. Please see pages 2, 94 and 95.

Risk Factors, page 22
We may not have sufficient available cash...page 22
Comment 3
Please refer to comment 11 in our letter dated December 1, 2006. We continue to believe this risk factor is vague and includes multiple risks. As requested previously, please revise to concisely state the material risk to you and investors. The additional risks addressed in this risk factor should be included under separate subheadings, if considered material.
     Response:
We acknowledge the Staff’s comments and have revised this risk factor as requested. Please see page 21.
The price of our common units may fluctuate...page 41
Comment 4
This risk factor is considered generic and could apply to many companies within your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete this risk factor accordingly.
     Response:
We acknowledge the Staff’s comment and have deleted this risk factor. Please see page 40.
Selling Unitholder, page 165
Comment 5
Please refer to comment 24 in our letter dated December 1, 2006. We continue to believe that you should identify Enterprise Products OLP as an underwriter in the event the over-allotment option is exercised. Please revise your disclosure accordingly.
     Response:
We acknowledge the Staff’s comments and have revised our disclosure as requested. Please see page 164.

     Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to the undersigned at (713) 220-4301.

Regards,
/s/ David C. Buck

David C. Buck

Enclosures
cc:      Richard H. Bachmann (Registrant)